UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

BUTTERFLY NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

124155102
(CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management, LLC
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124155102	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,668,477 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,668,477 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,668,477 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.21% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 9,955,144 shares of Common Stock held directly by Glenview Capital Management, LLC and (ii) 1,713,333 shares of Common Stock issuable to Glenview Capital Management, LLC upon exercise of the Private Placement Warrants.

(2)
Based on 186,147,353 shares of Common Stock outstanding as of July 18, 2024, as reported in the Issuer’s Form 10-Q filed on August 1, 2024, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 124155102	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
306,716 (3)

	8	SHARED VOTING POWER
19,247,764 (4)

	9	SOLE DISPOSITIVE POWER
306,716 (3)

	10	SHARED DISPOSITIVE POWER
19,247,764 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,554,480 (3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.23% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(3)
Includes (i) 21,645 shares of Common Stock that Mr. Robbins has the right to acquire upon exercise of stock options and (ii) 157,894 shares of Common Stock underlying unvested restricted stock units that were granted to Mr. Robbins, which vest in full on the date of the Issuer's 2025 Annual Stockholders Meeting, subject to Mr. Robbins’ continued service on the Issuer’s board of directors on such date.

(4)
Includes (i) 9,955,144 shares of Common Stock held directly by Glenview Capital Management, LLC, (ii) 4,546,687 shares of Common Stock held directly by Longview Investors LLC, (iii) 3,032,600 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants and (iv) 1,713,333 shares of Common Stock issuable to Glenview Capital Management, LLC upon exercise of the Private Placement Warrants.

(5)
Based on 186,147,353 shares of Common Stock outstanding as of July 18, 2024, as reported in the Issuer’s Form 10-Q filed on August 1, 2024, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 124155102	Page 4 of 7 Pages
SCHEDULE 13D

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined herein) and Longview Investors LLC (“Longview”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2021, as amended by Amendment No. 1, filed with the SEC on March 30, 2021, Amendment No. 2, filed with the SEC on March 11, 2022, and Amendment No. 3, filed with the SEC on February 14, 2023 (collectively, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Butterfly Network, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1600 District Avenue, Burlington, MA 01803. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a) This Schedule 13D is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Glenview Capital Management, LLC (“Glenview”); and

ii)	Larry Robbins (“Mr. Robbins”).

(b) The principal business address of each of the Reporting Persons is 767 Fifth Avenue, 44th Floor, New York, NY 10153.

(c) This Schedule 13D relates to shares of Common Stock held by Longview and for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Healthcare Master Fund, L.P., a Cayman Islands limited partnership (“Glenview Healthcare Master Fund” and collectively, the “Glenview Funds”). Glenview serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Founder, Portfolio Manager and CEO of Glenview and the managing member of Longview. The present principal occupation of Mr. Robbins is Founder, Portfolio Manager and CEO of Glenview.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Glenview is a Delaware limited liability company. Mr. Robbins is a citizen of the United States of America.

CUSIP No. 124155102	Page 5 of 7 Pages
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows.

Item 5(c) of this Amendment No. 4 is incorporated by reference herein. The funds used for the purchases of the shares of Common Stock reported in Item 5(c) of this Amendment No. 4 were derived from general working capital of the Glenview Funds. A total of approximately $1,950,797.41, including commissions, was paid to acquire the Shares purchased and reported in Item 5(c) of this Amendment No. 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) Items 7-11 of the cover pages of the Schedule 13D are incorporated herein by reference.

(c) Except for the transactions listed in Exhibit E of this Amendment No. 4, the Reporting Persons have not effected any transactions with respect to the Common Stock during the past 60 days.

(d) The Glenview Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D as beneficially owned by Glenview (and indirectly beneficially owned by Mr. Robbins).

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit E:  Schedule of Transactions for Item 5(c) of Amendment No. 4

CUSIP No. 124155102	Page 6 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

CUSIP No. 124155102	Page 7 of 7 Pages
EXHIBIT E
SCHEDULE OF TRANSACTIONS

Name of Account	Title of Security	Date of Transaction	Nature of Transaction	Type of Transaction	Quantity	Price
Glenview Capital Master Fund	Common Stock	08/28/2024	Purchase	Private Transaction	372,038(1)	$0.9751
Glenview Offshore Opportunity Master Fund	Common Stock	08/28/2024	Purchase	Private Transaction	533,526(1)	$0.9751
Glenview Healthcare Master Fund	Common Stock	08/28/2024	Purchase	Private Transaction	46,713(1)	$0.9751
Glenview Capital Master Fund	Common Stock	08/28/2024	Purchase	Open Market	115,123	$0.9937(2)
Glenview Offshore Opportunity Master Fund	Common Stock	08/28/2024	Purchase	Open Market	165,095	$0.9937(2)
Glenview Healthcare Master Fund	Common Stock	08/28/2024	Purchase	Open Market	14,455	$0.9937(2)
Glenview Capital Master Fund	Common Stock	08/29/2024	Purchase	Open Market	167,962	$1.0746(3)
Glenview Offshore Opportunity Master Fund	Common Stock	08/29/2024	Purchase	Open Market	240,868	$1.0746(3)
Glenview Healthcare Master Fund	Common Stock	08/29/2024	Purchase	Open Market	21,089	$1.0746(3)
Glenview Capital Master Fund	Common Stock	08/30/2024	Purchase	Open Market	95,629	$1.0714(4)
Glenview Offshore Opportunity Master Fund	Common Stock	08/30/2024	Purchase	Open Market	137,137	$1.0714(4)
Glenview Healthcare Master Fund	Common Stock	08/30/2024	Purchase	Open Market	12,008	$1.0714(4)

(1) These shares were acquired directly from an affiliate of the Issuer in a private transaction.

(2) This price reflects the weighted average price for open-market purchases of shares of Common Stock on August 28, 2024 within a $1.00 range. The actual prices for these transactions range from $0.952 to $1.00, inclusive. The Reporting Persons further undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price.

(3) This price reflects the weighted average price for open-market purchases of shares of Common Stock on August 29, 2024 within a $1.00 range. The actual prices for these transactions range from $1.01 to $1.10, inclusive. The Reporting Persons further undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price.

(4) This price reflects the weighted average price for open-market purchases of shares of Common Stock on August 30, 2024 within a $1.00 range. The actual prices for these transactions range from $1.035 to $1.09, inclusive. The Reporting Persons further undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price.